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EXHIBIT 99.2

Amendment to the United Security Bank 1995 Stock Option Plan

Amendment No. 1 to the

United Security Bank

1995 Stock Option Plan

        Paragraph 13 of the United Security Bank 1995 Stock Option Plan is hereby amended to add a last sentence to read as follows:

        Notwithstanding the foregoing, a Terminating Event shall not include a reorganization wherein the shareholders who control at least 80% of the shares of the Bank prior to the reorganization will control at least 80% of the shares of the bank holding company in substantially the same proportion following the bank holding company reorganization.

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EXHIBIT 99.2 Amendment to the United Security Bank 1995 Stock Option Plan
Amendment No. 1 to the United Security Bank 1995 Stock Option Plan